FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 13, 2007

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item 1
  Press release entitled, “AUO’s Chairman is cooperating with the Taoyuan District Prosecutors’ Office in response to a suspected insider trading investigation relating to BenQ Corporation”, dated April 13, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 13, 2007	By:	/s/ Max Cheng
Name: Max Cheng
Title: Chief Financial Officer

Item 1

News Release

AUO’s Chairman is cooperating with the Taoyuan District Prosecutors' Office in response to a suspected insider trading investigation relating to BenQ Corporation

Issued by: AU Optronics Corp.
Issued on: April 13, 2007

Hsinchu, Taiwan, April 13, 2007 -

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) announced that its Chairman and Chief Executive Officer, Mr. Kuen-Yao Lee, who is also Chairman of BenQ Corporation (“BenQ”), is under investigation by the Taoyuan District Prosecutors’ Office for alleged insider trading of BenQ stock. On April 11, 2007, Mr. Lee met with prosecutors of the Taoyuan District Prosecutors’ Office in connection with the investigation. In a statement issued by Mr. Lee on April 12, 2007, Mr. Lee denies the insider trading allegations and intends to cooperate fully with the investigation.
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ABOUT AU OPTRONICS
AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.8%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006. The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2006 WW Large-Area TFT-LCD Shipment Report dated March 1, 2007. (AUO market share = pre-merger AUO market share + QDI market share) This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

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FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com